MML Strategic Distributors, LLC

Statement of Financial Condition
As of December 31, 2024
With Report of Independent Registered
Public Accounting Firm Thereon

This report is deemed Public pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69322

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2024__ AND ENDING __December 31, 2024__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MML STRATEGIC DISTRIBUTORS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1295 State Street__
(No. and Street)

__Springfield__	__MA__	__01111-0001__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Frank Rispoli__	__413-744-5008__	__frispoli68@massmutual.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__
(Name – if individual, state last, first, and middle name)

__60 South Street__	__Boston__	__MA__	__02111__
(Address)	(City)	(State)	(Zip Code)

__10-20-2003__	__185__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Frank Rispoli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___MML Strategic Distributors, LLC_____, as of ___12/31_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_____

Title: ___Chief Financial Officer_____

SARA DION
Notary Public
Connecticut
My Commission Expires Oct 31, 2025

Notary Public _[signature]_

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MML Strategic Distributors, LLC

Table of Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MML Strategic Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Strategic Distributors, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2014.

Boston, Massachusetts
February 20, 2025

MML Strategic Distributors, LLC
Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,384
Receivables from brokers or dealers		218
Receivables from related parties		184
Prepaid expenses and other assets		88
Total assets	$	1,874

Liabilities and Equity

Payables to related parties	$	292
Commissions payable		184
Accounts payable and accrued expenses		14
Total liabilities		490
Member's equity		1,200
Retained earnings		184
Total equity		1,384
Total liabilities and equity	$	1,874

The accompanying notes are an integral part of this financial statement.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

1. **Organization**

   MML Strategic Distributors, LLC (the "Company") is a Delaware limited liability company organized on June 7, 2013. The Company is wholly-owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is a co-principal underwriter and distributor of certain individual variable annuity and variable life products issued by MassMutual and its insurance company affiliates. In connection with its underwriting activities, the Company enters into selling agreements with unaffiliated broker-dealers. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in 50 states, Puerto Rico and the District of Columbia.

2. **Significant Accounting Policies**

   The significant accounting policies are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2024, there was $1,342 invested in money market mutual funds, which are classified as Level 1 in the fair value hierarchy.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Revenue Recognition and Related Expense

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments (including cash equivalents, receivables, and payables), approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which was effective for annual periods beginning after December 15, 2023. This guidance requires the disclosure of segment information by all public entities, including entities with only one segment, and enhances disclosures over significant segment expenses. The Company adopted this guidance effective January 1, 2024 (see Note 4).

3.   **Revenue from Contracts with Customers**

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, and distribution of variable products issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 fees earned by the Company from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon the 12b-1 rate and average assets under management. They represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account and market conditions. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned based upon historical cash receipts or assets under management in current and prior periods, as applicable.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual's proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed (see Note 5).

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2024 and 2023:

	2024	2023
Commissions receivable from brokers or dealers	$ 218	$ 207
Commissions receivable from related parties	184	90
Total Contract Assets	**$ 402**	**$ 297**

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company recorded the following contract liabilities at December 31, 2024 and 2023:

	2024	2023
Commissions payable to related parties	$ 218	$ 207
Commissions payable to brokers or dealers	184	90
Total Contract liabilities	**$ 402**	**$ 297**

Changes in contract liabilities are the result of ordinary business activities.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

4.   **Segment Reporting**

The Company operates in a single line of business, that of a securities broker-dealer providing products and services to its customers (see Note 3). The Company has identified its President as the chief operating decision maker ("CODM"), who manages and evaluates the Company's business activities using information of the Company as a whole, including actual and forecasted net income. In addition, the CODM uses excess net capital (see Note 6) to make operational decisions and ensure capital adequacy (see Note 5). The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies (see Note 2). As the Company's operations constitute a single operating segment, other segment items are reflected in the Statement of Financial Condition.

5.   **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a co-principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). In 2024, the Company recognized commission revenue from MassMutual, C.M. Life, and MML Bay State that it reallowed to broker-dealers with which it had entered into distribution agreements. Receivables from MassMutual, C.M. Life, and MML Bay State collectively as of December 31, 2024 were $184 related to the above agreements.

In addition, the Company earned unaffiliated trail commissions from mutual fund companies that have entered into participation agreements for variable life and variable annuity products and incurred distribution support costs from services provided by MassMutual equal to these revenues.

Invesco Distributors, Inc. ("IDI") is a related party of the Company, per Accounting Standards Codification ("ASC") 850, *Related Party Disclosures*, through MassMutual's ownership and influence over IDI's parent, Invesco, Ltd. The Company earned affiliated trail commissions from IDI in 2024 and incurred distribution support costs from services provided by MassMutual equal to these revenues. Receivable from IDI as of December 31, 2024 for trail commissions it earned was $124 and is included in Receivables from brokers or dealers in the Statement of Financial Condition.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Pursuant to the underwriting and service agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MML Investors Services, LLC ("MMLIS"), which provide the Company certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company, MML Investors Services, LLC ("MMLIS"), and MML Distributors, LLC are wholly owned subsidiaries of MassMutual and have a reciprocal agreement whereby they mutually agree to reimburse each other for the amount of any 12b-1 fees inadvertently paid to either firm by the Fund Companies.

Payables to Related Parties

Payables to related parties consist of the following as of December 31, 2024:

Distribution costs due to MassMutual	$ 218
Management fees due to MassMutual	72
Management fees due to MMLIS	4
Distribution fees due from MassMutual	(2)
Payables to related parties	$ 292

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

6. **Regulatory Requirements**

    As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2024, the Company had net capital of $1,262, which was $1,012 in excess of its required net capital.

    The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

7. **Broker's Bond**

    The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

8. **Litigation and Regulatory Inquiries**

    The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. In all such regulatory matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization. The company did not incur any loss contingencies, penalties, or fines in 2024.

9. **Subsequent Events**

    The Company has evaluated subsequent events through February 20, 2025, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.